SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 6, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release:
Nokia Commences Offer to Purchase Outstanding EUR 500,000,000 1.000% notes due 15 March 2021

STOCK EXCHANGE RELEASE

May 6, 2020

Nokia Corporation

Inside Information
May 6, 2020 at 11:30 (CET +1)

Nokia Commences Offer to Purchase Outstanding EUR 500,000,000 1.000% notes due 15 March 2021

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OR ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Espoo, Finland. Nokia Corporation (“Nokia”), announces that it has commenced a tender offer (the “Tender Offer”) to purchase for cash up to the Maximum Acceptance Amount (as defined below) the EUR 500,000,000 1.000% notes due 15 March 2021 issued under its Euro Medium Term Note Programme (the Notes”).

The Tender Offer is being made on the terms and subject to the conditions set out in the tender offer memorandum dated 6 May 2020 (the “Tender Offer Memorandum”). Capitalized terms not defined herein have the meaning ascribed to them in the Tender Offer Memorandum.

The following table sets forth certain information relating to the Notes and the Tender Offer:

Description of the Notes	ISIN	Outstanding nominal amount	First Optional Redemption Date	Maximum Acceptance Amount	Purchase Yield*
1.000 per cent. Notes due 15 March 2021	XS1577727164	€500,000,000	15 February 2021	An amount to be determined at Nokia’s sole and absolute discretion to be announced as soon as practicable after the pricing of the New Notes	0.6%

* For information purposes only, the Purchase Price will, when determined in the manner described herein on the basis of a yield to the First Optional Redemption Date of the Notes (being 15 February 2021) and a Settlement Date of 15 May 2020, be 100.301 per cent. Should the Settlement Date in respect of the Notes accepted for purchase pursuant to the Tender Offer differ from 15 May 2020, the Purchase Price will be recalculated, all as further described herein.

Rationale for the Tender Offer

The purpose of the Tender Offer is to manage the overall indebtedness of Nokia.

Terms and conditions of the Tender Offer

New Financing Condition and other Conditions

Nokia announced today its intention to issue new euro-denominated fixed-rate notes (the “New Notes”). This stock exchange release does not constitute an offer to sell or a solicitation of an offer to buy the New Notes, and the New Notes will not be registered under the U.S. Securities Act of 1933 (the “Act”), as amended. The New Notes may not be offered or sold in the United States absent an exemption from the registration requirements under the Act.

Compliance information for the New Notes: MiFID II professionals/ECPs-only/No PRIIPs KID — eligible counterparties and professional clients only (all distribution channels). No sales to EEA or UK retail investors; no key information document has been or will be prepared. See the Base Prospectus for further information.

Whether Nokia will accept for purchase any Notes validly tendered in the Tender Offer is subject, without limitation, to Nokia’s successful completion (in the sole determination of Nokia) of the issue of the New Notes (the “New Financing Condition”). Nokia may waive the New Financing Condition in its sole discretion. The Tender Offer is subject to additional conditions, further detailed in the Tender Offer Memorandum.

Purchase Price

Notes that are validly tendered and accepted for purchase pursuant to the Tender Offer will be purchased by Nokia on the Settlement Date at the Purchase Price, being €1,003.01 per €1,000 nominal amount of the Notes, subject to the terms and conditions contained in the Tender Offer Memorandum by reference to a Purchase Yield of 0.6 per cent., together with any Accrued Interest (as defined below). The Purchase Price will be determined in accordance with market convention and expressed as a percentage of each €1,000 in nominal amount of Notes accepted for purchase pursuant to the Tender Offer (rounded to the nearest 0.001 per cent., with 0.0005 per cent. rounded upwards), and is intended to reflect a yield to the First Optional Redemption Date of the Notes on the Settlement Date, equal to the Purchase Yield.

Maximum Acceptance Amount and Pro-ration

If Nokia decides to accept any Notes for purchase, Nokia proposes to accept for purchase pursuant to the Tender Offer an aggregate nominal amount of outstanding Notes subject to a maximum amount (the “Maximum Acceptance Amount”) to be determined at the Nokia’s sole and absolute discretion. The indicative Maximum Acceptance Amount will be announced as soon as practicable after the pricing of the New Notes and the final Maximum Acceptance Amount will be announced at the latest in the announcement of the results of the Tender Offer. Nokia reserves the right, in its sole discretion, to accept less than the Maximum Acceptance Amount for purchase or to increase the Maximum Acceptance Amount.

Subject to the conditions described in the Tender Offer Memorandum, Nokia proposes to accept up to the Maximum Acceptance Amount of Notes pursuant to the Tender Offer. If the aggregate nominal amount of Notes validly tendered for purchase pursuant to the Tender Offer is greater than the Maximum Acceptance Amount, Nokia intends to accept such validly tendered Notes on a pro rata basis such that the aggregate nominal amount of such Notes accepted for purchase is no greater than the Maximum Acceptance Amount. In such circumstances, each such tender will be scaled by a pro-ration factor equal to: (i) the final Maximum Acceptance Amount, divided by; (ii) the aggregate nominal amount of all the Notes that have been validly tendered for purchase (subject to adjustment to allow for the aggregate nominal amount of Notes accepted to equal as closely as possible the Maximum Acceptance Amount).  Each such tender will be rounded down to the nearest €1,000 in nominal amount after application of the above pro-ration factor.  In addition, in the event of any such pro-rata acceptance, Nokia intends to apply adjustments to such pro-rata acceptance to each valid tender of Notes in such a manner as will result in both (a) the relevant holder of Notes transferring Notes to Nokia in an aggregate nominal amount of at least €100,000 (being the minimum denomination of the Notes) and (b) the relevant holder’s residual amount of Notes (being the nominal amount of the Notes the subject of the relevant Electronic Tender Instruction that are not accepted for purchase by virtue of such pro-rata acceptance) amounting to either (i) at least €100,000 or (ii) €0, and Nokia therefore intends, at its discretion, to adjust the pro-ration factor applicable to any relevant Electronic Tender Instruction accordingly.

A holder of Notes whose Notes are accepted for purchase pursuant to the Tender Offer (including after any pro-ration) and who, following purchase of the Notes on the Settlement Date, continues to hold in its account with the relevant clearing system further Notes in a nominal amount of less than €100,000 (whether by virtue of such pro-ration or otherwise), will be required to purchase a nominal amount of Notes such that its holding amounts to at least the minimum denomination, being €100,000, before the Notes it continues to hold may be traded in that Clearing System.

Nokia reserves the right, subject to applicable law, at any time prior to the satisfaction of the conditions set out in the Tender Offer Memorandum, to amend the Tender Offer in any respect or to terminate the Tender Offer and return the tendered Notes, subject to disclosure and other requirements as required by applicable laws.

Expiration Deadline

The Tender Offer will expire at 4:00 PM (London time) on 13 May 2020 (the “Expiration Deadline”). Nokia reserves the right, subject to applicable law, at any time, for any reason, to extend or amend the Expiration Deadline. Any such extension will be announced in the manner described in the Tender Offer Memorandum.

The Tender Offer is expected to be settled on 15 May 2020, or as soon as practicable thereafter (the “Settlement Date”), unless Nokia amends or extends the Settlement Date at its sole discretion.

Accrued Interest

Nokia will pay for Notes that are validly tendered and accepted for purchase pursuant to the Tender Offer, applicable amounts for accrued and unpaid interest, determined in accordance with the terms and conditions of the Notes, up to but not including the Settlement Date, calculated in accordance with the terms and conditions of the Tender Offer Memorandum (“Accrued Interest”).

Indicative timetable for the Tender Offer

Time and Date	Event
Launch Date 6 May 2020	Commencement of the Tender Offer and availability of this Tender Offer Memorandum from the Tender Agent.

Announcement of Indicative Maximum Acceptance Amount As soon as practicable after the pricing of the New Notes	Nokia will announce the indicative Maximum Acceptance Amount of Notes for the Tender Offer.

Expiration Deadline At 4:00 PM (London time) on 13 May 2020

Final deadline for receipt of valid Electronic Tender Instructions by the Tender Agent in order for holders of notes to be able to participate in the Tender Offer. Nokia may amend the Expiration Deadline or extend it for such period or periods as it may determine in its sole discretion.

Results Announcement As soon as practicable on 14 May 2020.

Announcement of whether Nokia will accept valid tenders of Notes pursuant to the Tender Offer and, if so accepted: (i) the final Maximum Acceptance Amount (ii) the aggregate nominal amount of Notes tendered pursuant to the Tender Offer; (iii) the aggregate nominal amount of Notes accepted for purchase pursuant to the Tender Offer; (iv) the pro-ration factor (if any); (v) whether the New Financing Condition is satisfied or waived; and (vi) the aggregate nominal amount of the Notes that remain outstanding following settlement of the Tender Offer.

Settlement Date Expected to be 15 May 2020, or as soon as practicable thereafter.	Expected settlement of the Tender Offer.

Joint Dealer Managers

Barclays Bank PLC, Citigroup Global Markets Limited, Goldman Sachs International and Nordea Bank Abp (the “Joint Dealer Managers”) are acting as Joint Dealer Managers for the Tender Offer.  Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

Barclays Bank PLC	Citigroup Global Markets Limited	Goldman Sachs International	Nordea Bank Abp
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom	c/o Nordea Danmark, filial af Nordea Bank Abp, Finland Grønjordsvej 10 PO Box 850 DK-0900 Copenhagen C Denmark

Tel.: +44 (0) 20 3134 8515	Tel: +44 20 7986 8969	Tel: +44 20 7552 6157	Tel: +45 5547 4253

Attn.: Liability Management Group	Attn.: Liability Management Group	Attn.: Liability Management Group	Attn.: Liability Management

Email: eu.lm@barclays.com	Email: liabilitymanagement.europe@citi.com	Email: liabilitymanagement.eu@gs.com	Email: nordealiabilitymanagement@nordea.com

Copies of the Tender Offer Memorandum can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender Agent, Lucid Issuer Services Limited, at: +44 20 7704 0880 or at nokia@lucid-is.com.

This stock exchange release must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offer. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offer is being made only pursuant to the Tender Offer Memorandum. None of Nokia, the Joint Dealer Managers or the Tender Agent, makes any recommendation in connection with the Tender Offer. Please refer to the Tender Offer Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer. The Joint Dealer Managers will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers or for advising any other person in connection with the Tender Offer.

Offer and Distribution Restrictions

The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Tenders will not be accepted from holders of Notes in any jurisdiction in which such offer or solicitation is unlawful.  If a jurisdiction requires that the Tender Offer be made by a licensed broker or dealer and either of the Joint Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Tender Offer shall be deemed to be made by such

Joint Dealer Manager or affiliate, as the case may be, on behalf of Nokia in the jurisdiction where it is so licensed.

Each holder wishing to submit a tender in respect of any of the Notes will be deemed to make and give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to below and as set out in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to a tender from a holder that is unable to make or give such agreements, acknowledgements, representations, warranties and undertakings will be invalid.

European Economic Area (“EEA”)

The communication of this stock exchange release, the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 and accordingly the requirement to produce a prospectus does not apply to the Tender Offer.

United States

The Tender Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and no tender may be made by any such use, means, instrumentality or facility from or within the United States, or to U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933) or by persons located or resident in the United States.  Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed, forwarded or sent (including, without limitation, by custodians, nominees or trustees) in or into the United States, or to persons located or resident in the United States.  Persons receiving the Tender Offer Memorandum (including, without limitation, custodians, nominees, trustees or agents) must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States or use such mails of any such means, instrumentality or facility in connection with the Tender Offer Memorandum.  Any purported tender resulting directly or indirectly from a violation of these restrictions will be invalid and tenders made by a person located or resident in the United States or any agent, fiduciary or other intermediary acting on a non discretionary basis for a principal located or resident in the United States will be invalid and will not be accepted.  For the purposes of this paragraph, United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards the Tender Offer Memorandum or any related documents in, into or from the United States or uses the mails, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or any facility of a national securities exchange, of the United States in connection with such forwarding, such persons should: (i) inform the recipient of such fact; (ii)

explain to the recipient that such action may invalidate any tender purported to have been submitted by the recipient; and (iii) draw the attention of the recipient to this paragraph.

Each holder of Notes participating in the Tender Offer will represent that it is not located in the United States and is not participating in the Tender Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Tender Offer from the United States. For the purposes of this and the above paragraph, “United States” means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

This stock exchange release and the communication of the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Italy

None of the Tender Offer, this stock exchange release, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

The Tender Offer is being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999.

The holders of the Notes can tender some or all of their Notes pursuant to the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

Belgium

None of this stock exchange release, the Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” within the meaning of Article 10 of the Belgian Law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets (as amended from time to time).

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither the Tender Offer Memorandum nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1of the French Code monétaire et financier, are eligible to participate in the Tender Offer. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

About Nokia

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate